Form N-18F-1

              SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C.  20549


       NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
         UNDER THE INVESTMENT COMPANY ACT OF 1940


                  STEIN ROE ADVISOR TRUST
                  Exact Name of Registrant


                  NOTIFICATION OF ELECTION

     The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.


                          SIGNATURE

     Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Chicago and the state of Illinois on the 4th day of December, 1996.

                               STEIN ROE ADVISOR TRUST

                              By   TIMOTHY K. ARMOUR
                                   Timothy K. Armour
                                   President

Attest: NICOLETTE D. PARRISH
        Nicolette D. Parrish
        Assistant Secretary